FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Baker Hughes, CGGVeritas Collaborate to

Help Shale Operators Drill More Productive Wells

Integration of seismic and drilling services identifies sweet spot, improves development decisions

HOUSTON, TEXAS (November 5, 2012) – Baker Hughes Incorporated (NYSE: BHI) and CGGVeritas (NYSE: CGV, Euronext) announced today a collaborative relationship to improve shale reservoir exploration.

Using reservoir models that integrate log-derived, near-wellbore geomechanical and petrophysical properties from Baker Hughes with calibrated seismic data from CGGVeritas, operators can optimize well placement and completion design earlier in the asset lifecycle for more efficient well construction and more productive wells.

Baker Hughes brings a broad portfolio of oilfield expertise and services to the collaborative relationship, most notably its reservoir and production engineering team and its Center of Reservoir Excellence (CORE) team focused on unconventional resources. The company’s proprietary geomechanical models and JewelSuite™ reservoir modeling software use data from Baker Hughes logging and subsurface imaging tools to deliver decision support capabilities.

“Providing our customers with a more comprehensive view of their reservoirs to accurately pinpoint sweet spots so they can make the most productive decisions is a fundamental goal of the Baker Hughes’ shale strategy,” said Martin Craighead, Baker Hughes’ President and Chief Executive Officer. “We are pleased to enhance that capability with the complementary CGGVeritas portfolio.”

CGGVeritas brings to the relationship a global market-leading position in seismic data acquisition and geosciences, including differentiating technologies for shale reservoirs characterization. These technologies include Hampson-Russell software products and, with the acquisition of Fugro’s Geoscience division, will soon include Jason technologies for high-end reservoir characterization and Robertson expertise in exploration and geology. This complete portfolio enables optimization of project design, a compression of project timelines and offers a comprehensive product for final interpretation of key reservoir attributes.

Jean-Georges Malcor, Chief Executive Officer of CGGVeritas, said: “This collaboration agreement is a very good example of our long-term strategy in geosciences, and we are very excited to present our skills along with the unique shale expertise of Baker Hughes.”

While the long-range goal of the collaboration is to help operators optimize full-field development projects, the initial phase focuses on integrating near-wellbore log data with reservoir characteristics away from the well.

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Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. The company’s 58,000-plus employees today work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources. For more information on Baker Hughes’ century-long history, visit www.bakerhughes.com.

CGGVeritas (www.cggveritas.com) is a leading international geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGV.

Contacts Investor Relations:	Contact Media:

Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 164 47 34 89
E-Mail: invrelparis@cggveritas.com	E-mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 5th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP